SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report: February 25, 2004
(Date of earliest event reported)

D E E R E   &   C O M P A N Y
(Exact name of registrant as specified in charter)

DELAWARE
(State or other jurisdiction of incorporation)

1-4121
(Commission File Number)

36-2382580
(IRS Employer Identification No.)

One John Deere Place
Moline, Illinois 61265
(Address of principal executive offices and zip code)

(309)765-8000
(Registrant's telephone number, including area code)

_____
(Former name or former address, if changed since last report.)

Item 5. Other Events

The following is the text of a press release issued by Deere & Company 25 February 2004.



Deere & Company
One John Deere Place
Moline, IL 61265 USA
Phone: 309-765-8000
www.deere.com

NEWS RELEASE
For immediate release: February 25, 2004

For information, call:
Ken Golden
Manager, Public Relations
Deere & Company
309-765-5678

Deere & Company increases dividend, strengthens pension plan funding

MOLINE, Illinois (February 25, 2004) – Deere & Company today said that its Board of Directors voted to increase the regular quarterly cash dividend by 27 percent to 28 cents per share, payable May 3, 2004, to shareholders of record on March 31, 2004. At the new level, the indicated annual dividend is $1.12 per share.

"This action indicates our confidence that we are building a better business and that we can sustain the current momentum," said Deere & Company Chairman and Chief Executive Officer Robert W. Lane.

The company also announced that it would make a $1 billion pension plan contribution. Deere elected to make this payment to its U.S. pension plans in order to strengthen their funded status. The contributions will be made from cash on hand and will add approximately $30 million to net income in 2004. Deere reconfirmed its net income guidance of $900 million to $1 billion for the full year.

SAFE HARBOR STATEMENT

This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, including projections regarding future dividends, are based on current expectations and are subject to uncertainty and changes in circumstances. More detailed information about risks and uncertainties is contained in Deere & Company filings with the Securities and Exchange Commission.

<u>Signature</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

DEERE & COMPANY

By: */s/ JAMES H. BECHT*
       James H. Becht
       Secretary

Dated: February 25, 2004